Exhibit 99.2
FORM 51-102F3

MATERIAL CHANGE REPORT

PURSUANT TO

NATIONAL INSTRUMENT 51-102

1.	NAME AND ADDRESS OF COMPANY

Extendicare Real Estate Investment Trust (“Extendicare REIT”)
3000 Steeles Avenue East, Suite 700
Markham, ON   L3R 9W2

2.	DATE OF MATERIAL CHANGE

May 9, 2007

3.	NEWS RELEASE

A news release disclosing the material change was issued on May 9, 2007 through CNNMatthews.

4.	SUMMARY OF MATERIAL CHANGE

On May 9, 2007, Extendicare REIT announced that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc., has entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities to purchase 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,413 operational beds for consideration, including the assumption of debt, of approximately US$202.5 million, prior to working capital.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Extendicare Health Services, Inc. (EHSI), a wholly owned U.S. subsidiary of Extendicare REIT, has entered into a purchase and sale agreement with the shareholders of Tendercare (Michigan) Inc. and affiliated entities (collectively “Tendercare”), a private nursing home operator in the state of Michigan, to purchase the Tendercare portfolio of senior care facilities. Total consideration for the transaction, including assumption of debt, is expected to be approximately US$202.5 million, prior to working capital, representing approximately US$59,000 per operational bed. The transaction is structured to be payable with cash of US$122.5 million plus the assumption of US$80 million of debt. The acquisition cap rate is approximately 10.0%.

The Tendercare portfolio is comprised of 31 senior care facilities, composed of 29 skilled nursing facilities, one assisted living facility and one rehab hospital representing 3,413 operational beds. As well, Tendercare currently has three skilled nursing facilities under development that will also be acquired by EHSI at cost upon completion. Tendercare’s Medicare census was 15.1% and overall nursing home occupancy was 89.8% in the first two months of 2007.

Extendicare REIT intends to finance the acquisition using available cash on hand and expects to complete an offering prior to closing the transaction. The completion of the acquisition is subject to certain customary regulatory approvals and also the approval of the U.S. Department of Housing and Urban Development. Extendicare REIT is working towards closing the transaction by the end of 2007. With the acquisition of Tendercare, Extendicare REIT is gaining entrance into a new market with an immediate substantial presence.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Richard Bertrand, Senior Vice President and Chief Financial Officer, at 905-470-4000 is an executive officer of Extendicare REIT and is knowledgeable about this material change.

9.	DATE OF REPORT

May 18, 2007